Filed Pursuant to Rule 433

Registration No. 333-209681

Dated: October 13, 2017

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Preferred Stock” in the Prospectus Supplement, subject to completion, dated October 13, 2017 to the Prospectus dated April 15, 2016.

Issuer:	JPMorgan Chase & Co.

Security:	Depositary Shares, each representing a one-tenth interest in a share of JPMorgan Chase & Co. Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series CC

Size:	1,257,500 Depositary Shares

Liquidation Preference:	$10,000 per share of Preferred Stock (equivalent to $1,000 per Depositary Share)

Maturity:	Perpetual

Day Count:	From October 20, 2017 to, but excluding November 1, 2022, 30/360; From and including November 1, 2022, Actual/360

Trade Date:	October 13, 2017

Settlement Date:	October 20, 2017 (T+5)

Dividend Rate (Non-Cumulative):	From October 20, 2017 to, but excluding, November 1, 2022, 4.625%, and from and including November 1, 2022, Three-Month LIBOR plus 258 basis points

Dividend Payment Dates:	Beginning May 1, 2018, each May 1 and November 1 until November 1, 2022, and thereafter each February 1, May 1, August 1 and November 1, in each case if declared by the issuer’s board of directors or duly authorized board committee

Optional Redemption:	On any Dividend Payment Date on or after November 1, 2022, in whole or from time to time in part, or at any time following notice given within 90 days after a “capital treatment event” (subject to limitations described in the prospectus supplement, subject to completion, dated October 13, 2017) in whole but not in part, at a redemption price equal to $10,000 per share (equivalent to $1,000 per depositary share), plus any declared and unpaid dividends, without accumulation of undeclared dividends.

Public Offering Price:	$1,000 per Depositary Share

Net Proceeds (Before Expenses) to Issuer:	$1,244,925,000

Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:

ABN AMRO Securities (USA) LLC

BBVA Securities Inc.

Capital One Securities, Inc.

Danske Markets Inc

Fifth Third Securities, Inc.

ING Financial Markets LLC

Lloyds Securities Inc

Mitsubishi UFJ Securities (USA), Inc

Mizuho Securities USA LLC

RBS Securities Inc.

Santander Investment Securities Inc.

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

SunTrust Robinson Humphrey, Inc.

UniCredit Capital Markets LLC

Academy Securities, Inc.

CastleOak Securities, L.P.

Penserra Securities LLC

Siebert Cisneros Shank & Co., L.L.C.

CUSIP/ISIN for the Depositary Shares:	48128BAD3 / US48128BAD38

Certain of the underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Settlement Period: The closing will occur on October 20, 2017 which will be more than two U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in two business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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